Item 1.02 Exhibit

Conflict Minerals Report of Arrow Electronics, Inc. in Accord with Rule 13p-1 Under the Securities Exchange Act of 1934

Section 1502 of the 2010 Dodd-Frank Act requires companies to file an annual specialized disclosure report (“Form SD”) with the U.S. Securities and Exchange Commission indicating if their products include metals sourced from the Democratic Republic of the Congo, Angola, Burundi, the Central African Republic, The Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania or Zambia, otherwise known as the “Covered Countries.” On June 2, 2014, Arrow Electronics, Inc. (“Arrow”) filed Form SD with the SEC and included this Conflict Minerals Report as an exhibit.
Arrow is a global provider of products, services and solutions to industrial and commercial users of electronic components and enterprise computing solutions. At Arrow, we apply our core values to our business activities every day: Honesty and courage in our dealings with customers and suppliers around the world, personal accountability and a relentless pursuit of service excellence. Consistent with our core values and company history, Arrow recognizes that we have a responsibility not to support or contribute to the violence and human rights violations associated with the mining of certain minerals in Central Africa described as the Covered Countries.
In 2013, Arrow and its subsidiaries assembled or modified the following products: surface mount and leaded electronic components, including capacitors (aluminum electrolytic, tantalum electrolytic, ceramic, film and double layer- EDLC), resistors (thick film, thin film, current sensing and arrays), thermistors, varistors, inductors (metal composite, wirewound and MLI), ferrite chip beads, fuses and diodes; flat panel and touch screens, servers, personal computers and workstations, hard drives, motherboards, and kiosks; power supplies used in medical, telecom and  industrial devices, modified headers, and flex strips; circular and rectangular connectors, and bundles of wire used to assemble sophisticated, high reliability electrical harnesses commonly used in aerospace, defense and other high reliability applications; and lighting assemblies used in street lights, stadiums, homes, and emergency vehicles (the “Products”).
The information contained in this Conflict Minerals report pertains to the Products, as they contain columbite-tantalite, cassiterite, wolframite, or gold, or their derivatives tin, tantalum, and tungsten, which are necessary to the functionality or production of the product (“Conflict Minerals”1) and that have been assembled or modified (“manufactured”) by Arrow or one of its subsidiaries (collectively “Arrow” or the “Company”).
Arrow, as a purchaser, is many steps removed from the mining of the Conflict Minerals. Arrow does not purchase raw ore or unrefined Conflict Minerals, and does no purchasing in the Covered Countries. The origin of Conflict Minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. Arrow obtains all of the parts it assembles and modifies from more than 400 suppliers. Arrow does not knowingly procure any parts containing Conflict Minerals from the Covered Countries.

1 Note, the term “Conflict Minerals” refers to the named minerals and their derivatives. It does not infer that the procurement of such minerals or derivatives directly or indirectly financed or benefitted armed groups in the DRC, Angola, Burundi, Central African Republic, Congo Republic, Rwanda, Sudan, Tanzania, Uganda, and Zambia. In accordance with Rule 13p-1,minerals that originated in the DRC or adjoining country, and financed or benefited armed groups are deemed “Not Conflict Free.”

Arrow utilized the internationally recognized framework “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas,” to develop its process (the “Process”) to identify the country of origin and chain of custody of the conflict minerals used in the products it assembles and modifies.
In accordance with the OECD framework, Arrow conducted in good faith a reasonable country of origin inquiry by identifying the suppliers of the parts used in the Products that are likely to contain Conflict Minerals and requesting that each supplier provide the country of origin and chain of custody of the Conflict Minerals contained in the parts they supplied to Arrow. The Company requested suppliers respond with a completed Electronic Industry Citizenship Coalition “EICC-GeSI Due Diligence Request Template.” The information received from the suppliers was reviewed for completeness. The Company used the EICC published Conflict-Free Smelter Program list to identify red flags with respect to the named country of origin and smelter list. Arrow conducted subsequent inquiries with the suppliers that provided incomplete information. Despite this follow-up, many suppliers remain unable to provide to Arrow the country of origin and or a smelter list.
After performing its due diligence, the Company was unable to determine whether or not the conflict minerals contained in the Products it assembled and modified were from recycled or scrap sources and whether or not such Conflict Minerals directly or indirectly financed or benefited armed groups in the Covered Countries. The Company is not required to obtain an independent private sector audit for the 2013 reporting period.
To mitigate the risk that the Conflict Minerals benefit armed groups in the Covered Countries, Arrow has reiterated its Conflict Mineral Policy to its suppliers. To improve the Company’s ability to conduct due diligence, Arrow continues to request completed EICC templates from its suppliers and emphasize its support of the Conflict Minerals Rule.
Arrow’s Conflict Minerals Policy can be found at:
http://www.arrow.com/about_arrow/arrow_conflict_minerals_policy.pdf